FREESTAR TECHNOLOGY CORPORATION
                               CALLE FANTINO FALCO
                               J.A. BAEZ BUILDING
                                    2ND FLOOR
                        SANTO DOMINGO, DOMINICAN REPUBLIC






July 28, 2005



VIA EDGAR  AND FAX

Ms. Tamara Tangen, CPA
Division of Corporate Finance
U.S. Securities & Exchange
Commission Washington, D.C. 20549


Re: FreeStar Technology Corporation
    File No. 0-28749
    Form 10-KSB for June 30, 2004
    Form 10-KSB/A for June 30, 2004
    Form 10-QSB for the quarters ended September 30, 2004,
    December 31, 2004 and March 31, 2005


Dear Ms. Tangen:

     This will acknowledge receipt of your letter of comment dated July 19, 2005 with regard to the above referenced filings.

     Due to our limited financial resources and personnel, we will not be able to respond to the comments by August 2, 2005, as requested in your letter. Accordingly, we respectfully request an extension of time until August 26, 2005 to allow us and our advisors to fully research and prepare complete and accurate responses to the comments.

     We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.



                                           Sincerely,

                                           FREESTAR TECHNOLOGY CORPORATION

                                           /s/  Paul Egan
                                           --------------------
                                                Paul Egan
                                                President